24001929

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-66471

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: INDUSTRIAL AND COMMERCIAL BANK OF CHINA FINANCIAL SERVICES LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1633 Broadway
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

STELIANOS PROIOS	212-993-7376	STEVE.PROIOS@ICBKFS.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
(Name – if individual, state last, first, and middle name)

30 Rockefeller Plaza	New York	NY	10112
(Address)	(City)	(State)	(Zip Code)

10/20/2003	0034
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Stelianos Prolos, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Industrial and Commercial Bank of China Financial Services LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
Principal Financial Officer

Notary Public

DOUGLAS N. COHEN
Notary Public, State of New York
No. 02CO6320301
Qualified in New York County
My Commission Expires March 2, 2027

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA
Tel: 1 212 436 2000
Fax: 1 212 436 5000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and Sole Member of Industrial and Commercial Bank of China Financial Services LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Industrial and Commercial Bank of China Financial Services LLC (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

April 24, 2025

We have served as the Company's auditor since 2021.

Industrial and Commercial Bank of China Financial Services LLC
(A Wholly Owned Subsidiary of Industrial and Commercial Bank of China Limited)

Statement of Financial Condition

December 31, 2023

Assets		
Cash	$	20,633,846
Cash segregated under federal and other regulations		2,437,500
Securities purchased under agreements to resell, net		1,599,683,110
Securities borrowed		1,418,434,561
Deposits with clearing and depository organizations		36,866,032
Derivative contracts		6,218,649
Receivables:		
Customers		8,239,367
Broker-dealers and clearing organizations		29,130,798
Secured demand note receivable		500,000,000
Interest and dividends receivable		6,965,873
Right of use asset		7,580,000
Furniture, equipment, leasehold improvements and software, net of accumulated depreciation and amortization of $28,225,777		3,266,056
Securities received as collateral		100,862,730
Other assets		26,114,978
Total assets	$	3,766,433,500
Liabilities and Member's Capital		
Liabilities:		
Short term borrowings	$	250,000,000
Securities sold under agreements to repurchase, net		1,331,535,609
Securities loaned		1,466,215,499
Derivative contracts		6,568,095
Payables:		
Customers		15,624,249
Broker-dealers and clearing organizations		39,036,770
Lease liability		10,537,428
Interest and dividends payable		10,546,846
Obligation to return securities		100,862,730
Other liabilities		24,558,084
	$	3,255,485,310
Borrowings subordinated to claims of general creditors	$	500,000,000
Member's capital		10,948,190
Total liabilities and member's capital	$	3,766,433,500

The accompanying notes are an integral part of this financial statement.

(1) Organization and Nature of Business

Industrial and Commercial Bank of China Financial Services LLC (the "Company") is a wholly owned subsidiary of Industrial and Commercial Bank of China Limited (the "Parent"). The Company is a registered broker-dealer with the U.S. Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's business is to offer securities clearing, processing and financing services to clients.

(a) Cybersecurity Incident

A cybersecurity incident occurred on November 8, 2023 that had an impact on the Company's operations due to interruption to some of the Company's operating systems, including those used to clear Fixed Income trades and repurchase agreement financing. The changes affecting the business are detailed in the notes below.

(2) Significant Accounting Policies

(a) Basis of Presentation

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

(b) Cash, Cash Equivalents and Cash Segregated Under Federal and Other Regulations

The Company defines cash equivalents to be highly liquid investments with original maturities of ninety days or less. The Company maintains amounts due from banks which, at times, exceed federally insured limits. As of December 31, 2023, the Company does not hold any cash equivalents. As of December 31, 2023, the Company has classified $2,437,500 as Cash segregated under federal and other regulations representing cash held in "special reserve bank account for the exclusive benefit of customers" in accordance with Rule 15c3-3 of the SEC.

(c) Receivable from and Payables to Customers and Broker-dealers and Clearing Organizations

Receivables from customers and broker-dealers and clearing organizations and Payables to customers and broker-dealers and clearing organizations include amounts due on regular way securities transactions and margin transactions. Securities owned by customers, including those that collateralize margin, or similar transactions are not reflected in the Statement of Financial Condition. Transactions that failed to be received or delivered are recorded in Payables to and Receivables from to broker-dealers and clearing organizations on the Statement of Financial Condition.

The Company engages in margin lending to clients that allows the client to borrow against the value of qualifying securities and is included within Receivables from customer and broker-dealer in the

Company's Statement of Financial Condition. Client receivables generated from margin lending activities are collateralized by client-owned securities held by the Company.

Prior to November 8, 2023, the Company monitored required margin levels and established credit limits daily and, pursuant to such guidelines, required clients to deposit additional collateral, or reduce positions, when necessary. The Company required additional margin collateral from clients, if appropriate, and, if necessary, sold securities that had not been paid for or purchased securities sold but not delivered from customers. Margin loans are extended on a demand basis and are not committed facilities. Factors considered in the review of margin loans include but are not limited to; terms of the underlying agreements, client's audited financial statements, trading strategy, track record, the degree of leverage being employed in the account, and overall evaluation of the portfolio to ensure diversification or, in the case of concentrated positions, liquidity of the underlying collateral or potential hedging strategies to reduce risk. Underlying collateral for margin loans is reviewed with respect to the liquidity of the proposed collateral positions, valuation of securities, historic trading range, volatility analysis and an evaluation of industry or CUSIP concentrations. For these transactions, adherence to the Company's collateral policies limits the Company's credit exposure in the event of a client default.

At December 31, 2023, the Company had cash of $36,866,032 on deposit with clearing and depository organizations.

(d) Income Taxes

The Company accounts for income taxes in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, Accounting for Income Taxes. FASB ASC 740 requires that deferred taxes be established based upon the temporary differences between financial statement and income tax bases of assets and liabilities using the enacted statutory rates. The Company adopted ASU 2019-12 in the prior year which modifies ASC 740 to simplify the accounting for income taxes. This ASU does not impact the results presented by the Company.

The Company files federal tax returns on a stand-alone basis and is included in the certain combined State and local tax returns with the Parent and other ICBC affiliates (its "affiliates"). Pursuant to a tax sharing arrangement with the Parent and certain affiliates, the Company establishes an inter-entity payable/receivable for any current state and local tax expenses. Deferred tax is provided in full, using the balance sheet method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements.

As the Company files combined State and local tax returns with the Parent and its affiliates, it calculates its state and local provision for income taxes by using a separate-return method. Under this method, the Company is assumed to file a separate return with the tax authority, thereby reporting its taxable income or loss and paying the applicable tax to or receiving the appropriate refund from the

Company's Parent. Our current provision is the amount of tax payable or refundable on the basis of a hypothetical, current-year separate return. We provide deferred taxes on temporary differences and on any carryforwards that we could claim on our hypothetical return and assess the need for a valuation allowance on the basis of our projected separate-return results.

Any difference between the tax provision (or benefit) allocated to the Company under the separate-return method and payments to be made to (or received from) the Parent for tax expense is treated as either distributions or contributions. Such amount is periodically settled between the Parent and us.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

(e) *Collateralized Transactions*

(i) Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

Securities purchased under agreements to resell ("reverse repurchase agreements") and securities sold under agreements to repurchase ("repurchase agreements") are accounted for as collateralized financing transactions and are recorded at the amount of cash paid or received plus accrued interest. It is the policy of the Company to take possession of securities to collateralize reverse repurchase agreements. All repurchase and reverse repurchase activities are transacted under master netting agreements that give the Company the right, in the event of default, to liquidate collateral held and offset receivables and payables with the same counterparty.

Prior to November 8, 2023, the collateral value, including accrued interest, was monitored daily and additional collateral was obtained when appropriate to protect the Company in the event of default by the counterparty. Accrued interest income and interest expense are reported as part of Securities purchased under agreements to resell, net and Securities sold under agreements to repurchase, net, respectively, on the Statement of Financial Condition.

The Company recognizes and measures the securities received as collateral and obligation to return securities under ASC 860. Security for security transactions are recorded at fair value pursuant to ASC 860.

(ii) Securities Borrowed and Loaned Transactions

Securities borrowed and loaned transactions are accounted for as collateralized financing transactions. The Company pledges cash or securities to collateralize securities borrowed transactions and will receive cash or securities to collateralize securities loaned transactions. Cash collateral transactions are recorded at the contracted amount.

The Company also enters into securities borrowed transactions where the collateral plus accrued interest delivered or received, is other securities (security-for-security transactions). The Company presents security for security finance transactions on a gross basis, when the Company is legally the "lender", included within securities received as collateral and obligation or return securities on the Statement of Financial Condition.

Securities borrowed transactions require the Company to deposit collateral with the lender in excess of the market value of the securities borrowed. The fair value of securities borrowed and loaned is monitored daily and additional collateral is obtained or refunded when appropriate to protect the Company in the event of default by the counterparty.

Rebate income earned or expenses incurred on securities borrowing or lending transactions are shown in the interest and dividends receivable or interest and dividends payable, respectively, on the Statement of Financial Condition.

All securities borrowed and loaned transactions are subject to an enforceable master netting agreement that gives the Company the right, in the event of default, to liquidate collateral held and offset receivables and payables with the same counterparty.

(f) Derivative Financial Instruments

The Company records all derivative financial instruments at fair value in the Statement of Financial Condition in accordance with Accounting Standards Codification ("ASC") 820 "Fair Value Measurements" with changes in fair values (unrealized gains and losses) reflected in other income in the Statement of Income (Loss), net. ASC 820, Fair Value Measurements and Disclosures ("ASC 820") defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and determines disclosures associated with the use of fair value requirements (see Note 12).

(g) Fair Value Measurements

Securities deposited with clearing or depository organizations or segregated under federal and other regulations or requirements, Securities received as collateral, Obligation to return securities, and Derivative contracts are measured at fair value as required by the Accounting Standard Codification ("ASC") No. 820.

U.S. GAAP establishes a hierarchy that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs when determining Fair Value estimates. Fair value is defined

as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. The three levels of inputs are:

Level 1 - Quoted prices are available in active markets for identical assets or liabilities as of the reporting date.

Level 2 – Pricing inputs are other than quoted prices in active markets for identical assets, which are either directly or indirectly observable as of the reporting date. The nature of these financial instruments include cash instruments, for which quoted prices are available but traded less frequently; derivative instruments whose fair values have been derived using a model where inputs to the model are directly observable in the market or can be derived principally from or corroborated by observable market data; and instruments that are fair valued using other financial instruments, the parameters of which can be directly observed.

Level 3 – Instruments that have little to no pricing observability as of the reported data. These financial instruments are measured using management's best estimate of fair value, where the inputs are significant in the determination of fair value and require management judgment or estimation.

Recurring Fair Value Measurements

The securities received as collateral, derivative assets and liabilities, and the obligations to return securities are measured on a recurring basis and are reported on the Statement of Financial Condition at fair value. They are classified as Level 2 given that the valuation is based on observable inputs which include yield curve and securities pricing available through outside pricing vendor. Cash and cash equivalents are classified as Level 1, while all other financial assets and liabilities approximate fair value given the short-term nature of these assets and liabilities. There were no assets or liabilities classified as Level 3 as of December 31, 2023. Further, there were no transfers in or out of Level 3 for the year ended December 31, 2023.

Nonrecurring Fair Value Measurements

Right of use assets within an asset group were measured at fair value on a nonrecurring basis on December 31, 2023, due to an impairment recognized on those assets at that date (see Note 13, Leases). The fair value of the asset group was estimated as $7,580,000 using discounted cash flows and classified in Level 3 of the fair value hierarchy.

Additionally, customer relationships were measured at fair value on a nonrecurring basis on December 31, 2023, resulting in a full write off. The fair value of the customer relationship assets was determined using the multi-period excess earnings method and classified in Level 3 of the fair value hierarchy. Refer to Note 4, Intangible Assets for more details.

(h) Leases (ASC 842)

The Company leases office space and a disaster recovery site, which are both accounted for as operating leases. The Company determines if an arrangement is or contains a lease at the lease inception date by evaluating whether the arrangement conveys the right to use an identified asset and whether the Company obtains substantially all of the economic benefits from and has the ability to direct the use of the asset. Leases with initial term of twelve months or less are not recorded in the Statement of Financial Condition.

At the lease commencement date, the Company recognizes a lease liability and a Right of Use (ROU) asset representing its right to use the underlying asset over the lease term. The initial measurement of the lease liability is calculated on the basis of the present value of the remaining lease payments and the ROU asset is measured on the basis of this liability, adjusted by prepaid and accrued rent, lease incentives, and initial direct costs. The subsequent measurement of a lease is dependent on whether the lease is classified as an operating lease or a finance lease.

As of December 31, 2023, the Company's leases have remaining terms ranging from 2 years to 2 years and 4 months. When determining the lease term, the Company does not include renewal options unless the renewals are deemed to be reasonably certain of being exercised at the lease commencement date. ASC Topic 842 requires that a lessee use the rate implicit in the lease when measuring the lease liability and ROU asset, unless that rate is not readily determinable. Alternatively, the Company is permitted to use its incremental borrowing rate ("IBR") which is defined as the rate of interest that the Company would have to pay to borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment. Since the rate implicit in the lease is not readily determinable, the Company uses its incremental borrowing rate when measuring its leases. The IBR is calculated by utilizing the daily treasury yield curve rates, as published by the U.S Department of the Treasury, adjusted with a risk base spread.

See Note 13 for lease disclosures.

(j) Non-marketable Equity Securities

The Company has elected to measure its investments in non-marketable equity securities at cost, less any impairment, adjusted to fair value if there are observable price changes in an orderly transaction for an identical or similar investment of the same issuer, in accordance with topic ASC 321, Investment-Equity Securities. Non-marketable equity securities of $4,611,340 were recorded in Other Assets on the Statement of Financial Condition.

The Company evaluates whether there has been an impairment of our investments annually or in an interim period if circumstances indicate that a possible impairment may exist.

These securities represent common and preferred shares associated with the Company's membership in Depository Trust & Clearing Company.

(k) Accounting Developments

The Company has not adopted any new accounting standards that had a material impact on the Company's financial position or results of operations during the year ended December 31, 2023.

(l) Member's Capital

The Member's Capital was increased by $2,141,802 to reflect the change to provision to tax return relating to the benefit of state and local tax losses utilized by the group under the tax sharing agreement.

(3) Securities Financing

The table below presents the gross and net resale and repurchase agreements and stock borrow and stock loan transactions, and the related amount of netting with the same counterparty under enforceable netting agreements ("counterparty netting") included in the Statement of Financial Condition. All of the gross

carrying values of these arrangements are subject to enforceable netting agreements. The table below also presents the amounts not offset in the Statement of Financial Condition.

	As of December 31, 2023	
	Assets Securities purchased under agreements to resell	Liabilities Securities sold under agreements to repurchase
	(in millions)	
Amounts included in the Statement of Financial Condition		
Gross carrying value	$ 2,548	2,280
Counterparty netting	(948)	(948)
Net	$ 1,600	1,332

	Securities borrowed	Securities loaned
	(in millions)	
Amounts included in the Statement of Financial Condition		
Gross carrying value	$ 1,418	1,466
Counterparty netting	—	—
Net	$ 1,418	1,466

	Securities received as collateral	Obligation to return securities
	(in millions)	
Amounts included in the Statement of Financial Condition		
Gross carrying value	$ 101	101
Counterparty netting		
Net	$ 101	101

The following table presents the net amount of financial assets and liabilities subject to enforceable master netting agreements, "MNA":

	December 31, 2023		
	Net amount included on the Statement of Financial Condition	Amounts not offset (1)	Net Exposure
		(in millions)	
Financial assets subject to enforceable MNA (1)			
Securities purchased under agreements to resell, net	$ 1,600	1,600	—
Securities borrowed	1,418	1,418	—
Securities received as collateral	101	101	—
Total	$ 3,119	3,119	—
Financial liabilities subject to enforceable MNA			
Securities sold under agreements to repurchase	$ 1,332	1,332	—
Securities loaned	1,466	1,466	—
Obligation to return securities	101	101	—
Total	$ 2,899	2,899	—

(1) Amounts relate to master netting agreements which have been determined to be legally enforceable in the event of default but where certain other criteria are not met in accordance with applicable offset accounting guidance.

The following tables present gross obligations for repurchase agreements and securities loaned transactions received as collateral by remaining contractual maturity and class of collateral pledged.

	At December 31, 2023				
	Remaining Contractual Maturity (In Millions)				
	Overnight or Continuous	Less than 30 days	30-90 days	Over 90 days	Total
Repurchase Agreements (2)	$ 1,877	403	—	—	2,280
Securities Loaned	1,466	—	—	—	1,466
Obligation to return securities	101	—	—	—	101
Gross amount of secured financing included in the above offsetting disclosure	$ 3,444	403	—	—	3,847

(2) Amounts presented on a gross basis, prior to netting as shown on the Company's Statement of Financial Condition.

Secured Financing by the Class of Collateral Pledged (in millions)	At December 31, 2023
Securities sold under agreement to repurchase (3)	
U.S. government and agency securities	$ 2,280
Total Securities sold under agreement to repurchase	$ 2,280
Securities loaned	
Corporate equities	$ 1,416
Other	50
Total Securities loaned	$ 1,466
Obligation to return securities	
Corporate equities	$ 101
Total Obligation to Return Securities	$ 101

(3) Amounts presented on a gross basis, prior to netting as shown on the Company's Statement of Financial Condition.

In the normal course of business, the Company obtains securities under agreements to resell and securities borrowed on terms which permit it to resell or lend the securities to others. At December 31, 2023, the Company obtained via either secured borrowings or reverse repurchase agreements securities with a fair value of approximately $4.01 billion, of which approximately $3.65 billion have been either sold under agreements to repurchase or lent to others in connection with the Company's activities.

At December 31, 2023, the Company had non-cash securities lending agreements where the Company was legally the Lender. The Company has transferred assets accounted for as financing and received (U.S. equities) as collateral. The fair value of the collateral received is recorded in the Statement of Financial Condition as "Securities received as collateral" and "Obligation to return collateral" in the amount of $101 million.

During the year, the company had securities financing transactions with a bank for $8.1 billion, which was outstanding for one day in relation to short-term operating needs as a result of the cybersecurity incident.

(4) Intangible Assets

Under the provisions of ASC 350, *Intangibles – Goodwill and Other*, indefinite-lived intangible assets are tested for impairment annually, and more frequently when there is a triggering event. Annually, or when there is a triggering event, the Company first performs a qualitative assessment by evaluating all relevant events and circumstances to determine if it is more likely than not that the indefinite-lived intangible assets are impaired; this includes considering any potential effect on significant inputs to determining the fair value of the indefinite-lived intangible assets. When it is more likely than not that an indefinite-lived intangible asset is impaired, then the Company calculates the fair value of the intangible asset and performs a quantitative impairment test. The Company concluded a triggering event had occurred and evaluated the customer relationships indefinite-lived intangible asset for impairment as of December 31, 2023.

(5) Receivable From and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2023 consist of the following:

		Receivable	Payable
Securities failed-to-deliver/receive	$	4,807,018	5,473,478
Receivable from and payable to clearing organizations		20,249,874	5,716,042
Receivable from and payable to broker-dealers		5,344,884	27,847,250
Less: allowance for credit losses		(1,270,978)	—
	$	29,130,798	39,036,770

(6) Furniture, Equipment, Leasehold Improvements, and Software

Furniture, equipment, leasehold improvements, and software consist of leasehold improvements, furniture, fixtures, computer and communication equipment, and software. Furniture, equipment, leasehold improvements, and software are stated at cost less accumulated depreciation and amortization. The estimated useful life of office equipment, furniture, leasehold improvements, and software is 5 years, whereas hardware has an estimated useful life ranging from 3 to 5 years.

Leasehold improvements are amortized over the lesser of the estimated useful life of the asset or, where applicable, the remaining term of the lease, but generally not exceeding five years.

Furniture, equipment, leasehold improvement, and software costs are tested for impairment whenever events or changes in circumstances suggest that an asset's carrying value may not be fully recoverable in accordance with current accounting guidance.

Furniture, equipment, leasehold improvements, and software consisted of the following at December 31, 2023:

Furniture, equipment, and software	$	21,014,861
Leasehold improvement		10,476,972
	$	31,491,833
Less: Accumulated depreciation and amortization		(28,225,777)
	$	3,266,056

(7) Related Party Transactions

At December 31, 2023, included in Other Liabilities in the Statement of Financial Condition, the Company had payables to the Parent and affiliates of $3,880,122 related to subordinated borrowings and line of credit.

Pursuant to a tax sharing arrangement with the Parent and certain affiliates, the Company establishes a payable or receivable with the Parent for any current state and local tax expenses. Refer to Note 10 for details on receivable from affiliates as of December 31, 2023.

The Company has an agreement in place to clear transactions referred by the Parent. As of December 31, 2023, the Company had a payable with an affiliate of $4,502,056 recorded in Payables: Customers in the Statement of the Financial Condition related to the Parent and an affiliate.

The Company has a committed line of credit arrangement with an affiliate in the amount of $250,000,000. Draw-downs pursuant to the credit line are unsecured, and the agreement expires on September 19, 2025. In addition, the Company has a $200,000,000 committed line of credit arrangement with the Parent which expires on November 15, 2025. As of December 31, 2023, there were no borrowings outstanding under those agreements. The Company also has two unfunded commitments of $500,000,000 each with the Parent, none of which the Company has drawn upon at December 31, 2023.

The Company also has an uncommitted short term money market master lending facility with an affiliate, providing overnight funds at market rates. As of December 31, 2023, there was $250,000,000 outstanding. Amounts borrowed under the facility are unsecured.

As of December 31, 2023, there were no reverse repurchase agreements outstanding with the Parent and affiliates. As of December 31, 2023, there was $109,044,798 of repurchase agreements outstanding with the Parent and affiliates. In addition, the Company has subordinated borrowing agreements with the Parent. Please refer to Note 9 for details.

(8) Employee Benefit Plans

The Company maintains a Traditional and Roth 401(k) Plan (the "Plan"). Each year, participants may contribute up to 75% of pretax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code limitations. Participants may also transfer funds from prior plans representing rollover distributions from other qualified plans. The Company will make a matching contribution up to 100% (within IRS limitations for the year) of the first 4% of base compensation that a participant contributes as pre-tax and after-tax contributions to the Plan. In addition, the Company will make a non-elective contribution of the lesser of 100% of the participant's contribution or 5% of a participant's base compensation.

(9) Liabilities Subordinated to Claims of Creditors

The Company has three subordinated borrowing agreements and associated secured demand notes receivable with the Parent as follows:

	Outstanding Principal Balance	Market Value (1)	Maturity	Interest Rate
$	100,000,000	109,059,905	10/15/2025	0.20%
	300,000,000	336,245,081	9/30/2026	0.20%
	100,000,000	116,265,827	8/29/2025	0.20%
$	500,000,000	561,570,813		

(1) Market Value represents Fair Market Value of securities securing the demand notes less applicable haircuts.

The borrowings have been approved by FINRA and are available in computing net capital under SEC Rule 15c3-1. These borrowings are subordinated to the claims of general creditors and, to the extent they are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

(10) Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Net deferred tax assets at December 31, 2023 before valuation allowance were $26,740,622, comprised of $28,785,222 of gross deferred tax assets and $2,044,600 of gross deferred tax liabilities. Deferred tax liabilities relate principally to the excess of book over tax basis of the ROU assets. Deferred tax assets relate principally to federal and state and local net operating loss carryforwards, capitalized expenditures and accrued bonuses.

Federal taxes receivable of $20,457,195 and intercompany state taxes receivable of $368,659 and other taxes receivable of $12,894 are included in Other Assets in the Statement of Financial Condition.

The Company believes it is more-likely-than-not that the Company will realize the benefits of $2,044,600 deferred tax assets out of the total $28,785,222 gross deferred tax assets after considering the carryback of tax attributes and the scheduled reversal of deferred tax liabilities over the period in which the deferred tax assets become deductible. The current year increase in valuation allowance is due to increase in gross deferred tax assets for which the Company is not expected to realize the benefit at a more-likely-than-not level.

As of December 31, 2023, the Company had no unrecognized tax benefits or related accrued interest and penalties.

The Company is not currently under audit for any federal income tax returns. The Parent combined tax group in which the Company is a member, is currently under NYS audit for tax years 2015 to 2016 and NYC audit for tax years 2015 to 2017. The earliest taxable year that the Company is subject to Federal tax examination is 2020.

(11) Commitments, Contingencies and Guarantees

The Company is a member of various exchanges that trade and clear securities or futures contracts or both. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. Although the rules governing different exchange memberships vary, in general the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the Statement of Financial Condition for these agreements and believes that any potential requirement to make payments under these agreements is remote.

The Company facilitates forward mortgage-backed to-be-announced securities ("TBAs") transactions for its clients that settle at a future date, generally within three months. The Company acts as a principal prior to settlement date the Company accounts for these transactions as forward contracts and records the fair value associated with those contracts as Derivative contracts on the Statement of Financial Condition.

In addition, the Company facilitates and enters into contingent and forward starting repurchase agreements with the clients and third parties that settle at a future date, generally within three business days. These forward starting repurchases agreements are primarily secured by collateral from U.S. government securities.

As of December 31, 2023, the Company held forward starting reverse repurchase agreements with a contractual value of $383 million. The company did not have any forward starting repurchase agreements.

Legal Proceedings

The Company is currently party to legal proceedings and claims considered normal to its business operations. These matters involve claims where the ultimate outcome cannot currently be determined. Although no assurance regarding the final resolution of these claims can be provided, the Company believes it has defensible grounds on which it intends to contest the claims vigorously. Management and legal counsel for the Company are of the opinion that as of the reporting date, a loss is not probable, and the potential financial impact cannot be reasonably estimated. The Company continues to monitor these cases closely and will consider necessary actions in the best interests of the Company. Regular assessments of these matters are carried out adjusting litigation reserves as deemed necessary.

The ultimate resolution of these legal matters is not expected to have a material adverse effect on the financial condition of the Company. However, in light of the uncertainties involved in such proceedings, there is no assurance that the ultimate resolution of these matters will not significantly exceed the reserves the Company has currently accrued or that a matter will not have material reputational or other qualitative consequences. As a result, the outcome of a particular matter may be material to the Company's operating results for a particular period, depending on, among other factors, the size of the loss or liability imposed and the level of the Company's income for that period.

(12) Derivative Instruments

In the normal course of business, the Company facilitates client transactions in derivative instruments. These financial instruments may include mortgage-backed to-be-announced securities ("TBAs"), extended settlement trades and securities purchased and sold on a when-issued basis. Risks arise from unfavorable changes in interest rates or the market values of the securities underlying the instruments as well as the possible inability of counterparties to meet the terms of their contracts. The credit risk associated with these contracts is typically limited to the cost of replacing all contracts on which the Company has recorded an unrealized gain. The Company calculated expected loss for TBA counterparties and concluded that exposure from counterparty credit risk impact to the fair value estimate is not material.

The following tables quantify the volume of the Company's derivative activity and the remaining contractual maturities as of December 31, 2023:

	Contractual/Notional & Fair Value (In Millions)			
	Notional		**Fair Value**	
	Assets	**Liabilities**	**Assets**	**Liabilities**
TBA's	$ 357	365	$ 6	7

	Remaining Contractual Maturity (In Millions)		
		Assets	
	Less than 30 days	30-90 days	Total
TBA's	$ 340	17	357

	Remaining Contractual Maturity (In Millions)		
		Liabilities	
	Less than 30 days	30-90 days	Total
TBA's	$ 348	17	365

(13) Leasing Activities – Lessee

The Company leases office space and a disaster recovery site which are both accounted for as operating leases. The leases are non-cancelable and expire on various terms in 2025 and 2026.

The Company assesses its operating lease right-of-use assets for impairment consistent with its impairment assessment of other long-lived assets under the ASC 360, Property, Plant, and Equipment guidance. ROU assets from operating leases are reviewed for impairment when indicators of impairment are present.

The following table presents the components of our right-of-use assets and liabilities related to leases and their classification in the Statement of Financial Condition at December 31, 2023:

Component of Lease Balances	Balance Sheet Line Item(s)		December 31, 2023
Assets:			
Operating lease assets – Office space	Right of use asset	$	6,670,000
Operating lease assets – Disaster recovery site	Right of use asset		910,000
Total leased assets		$	7,580,000
Liabilities:			
Operating lease liabilities – Office space	Lease liability	$	9,679,530
Operating lease liabilities – Disaster recovery site	Lease liability		857,898
Total lease liabilities		$	10,537,428

The Company's lease liability of $10,537,428 associated with its office space and disaster recovery site consists of total undiscounted lease payments of $10,846,507 less imputed interest of $309,079.

The following table includes the weighted-average lease terms and discount rates for operating leases as of December 31, 2023:

Weighted average remaining lease term: Operating leases	28 months
Weighted average discount rate: Operating leases	2.57%

Also, in accordance with the lease agreement, the Company has a letter of credit with the landlord in the amount of $0 as security deposit.

(14) Credit Risk

The Company enters into short-term collateralized financing transactions and, consequently, has credit risk for the timely repayment of principal and interest. Credit risk is measured by the loss the Company would record if its counterparties failed to perform pursuant to the terms of their contractual obligations and the value of collateral held, if any, was not adequate to cover such losses. Specifically, the Company's potential credit loss exposure for contractual commitments is equal to the market or fair value of contractual commitments that are in a net asset position less the effect of master netting agreements. The Company controls the collateral pledged by the counterparties, which consists largely of securities issued by the U.S. government or its agencies and the fair value of which approximates the carrying amount of the financing transactions.

Prior to November 8, 2023, the Company could require counterparties to submit additional collateral when deemed necessary. As discussed in Note 2- Significant Accounting Policies, following the cybersecurity incident on November 8, 2023, the Company, for the period from November 9, 2023, to December 31, 2023, closed out or matched all term positions, entered solely into overnight reverse repurchase and repurchase agreements, responded to clearing organizations' collateral requirements, and instructed clients to reduce balances and positions.

Prior to November 8, 2023, the Company monitored exposure to individual counterparties and securities for concentrations above approved limits. Following the cybersecurity incident, the Company was unable to monitor the concentrations.

The Company recorded an allowance for credit loss of $2,627,025, which was comprised of an allowance for credit loss of $1,270,978 related to receivables from broker-dealers and clearing organizations (refer to Note 5), $764,097 related to receivables from customers, and $591,950 related to interest and dividend receivables.

(15) Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, as permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1,500,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2023, the Company had net capital of $378,212,293 which was $376,712,293 in excess of required net capital of $1,500,000.

(Continued)

The Company is also subject to the SEC's Customer Protection Rule ("SEC Rule 15c3-3"), which requires, under certain circumstances, that cash or securities be deposited into a special reserve bank account for the exclusive benefit of customers and for the proprietary accounts of introducing brokers. At December 31, 2023, the Company's Customer reserve computation indicated a $32,212,090 reserve requirement. At December 31, 2023, the Company had qualified securities in the amount of $161,086,429 segregated in its account reserved for the exclusive benefit of customers. These qualified securities were sourced from Reverse repurchase agreements in the Company's Statement of Financial Condition.

The Company is also required to perform a computation of reserve requirements for Proprietary Accounts of Brokers ("PAB"). At December 31, 2023, the Company's PAB reserve computation indicated $28,512,988 reserve requirement. At December 31, 2023, the Company had qualified securities in the amount of $120,328,876 segregated in its PAB reserve account.

(16) Subsequent Events

The Company has evaluated all subsequent events from December 31, 2023 through April 24, 2025, the date the accompanying Financial Statements were issued. Subsequent to December 31, 2023, the Company made the decision to exit equity related activities. There were no other subsequent events which required recognition, adjustment to or disclosure in the financial statements other than disclosed in this note, as well as certain other notes.